UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

20 April 2022
Commission File No. 001-32846

____________________________
CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Trading Update – April 2022

                                                                                                                                                                                                             Trading Update - April 2022

Key Highlights

●      Positive start to the year, good underlying demand; Q1 sales, EBITDA & margin ahead
●      Integrated solutions strategy continuing to deliver across all Divisions
●      Year-to-date acquisition spend $0.6bn; strong pipeline of opportunities
●      Share buyback programme continues; $0.6bn to be completed by end of June
●      H1 Group sales, EBITDA & margin expected to be ahead of prior year

Albert Manifold, Chief Executive, said today:
"The continued delivery of our solutions strategy resulted in a good start to the year. Although a number of challenges and uncertainties continue, our demand backdrop remains favourable and absent any major dislocations in the macroeconomic environment, we expect first-half sales, EBITDA and margin to be ahead of the prior year period."

Announced Wednesday, 20 April 2022

Health & Safety

As the conflict in Ukraine continues to unfold and many of our markets continue to be affected by the impact of COVID-19, the health and safety of our people remains our number one priority. Our approach is to ensure that we provide a safe working environment for our employees, contractors and customers, enabling them to carry out their activities in accordance with the various health and safety protocols currently in place across our markets.

Sustainability

Sustainability is deeply embedded in all aspects of our business and we recognise the importance of our role in the delivery of a more resilient built environment. Through our integrated solutions strategy we are uniquely positioned to accelerate the transition towards more sustainable building practices across the value chain. We recently announced our target to deliver a 25% reduction in absolute Group-wide carbon emissions1 by 2030 (on a 2020 baseline), as validated by the Science Based Targets Initiative (SBTi). Our ambition remains to become a net zero business by 2050.

1 Scope 1 and Scope 2 emissions.

Trading Overview

A positive start to the year with first quarter Group sales, EBITDA and margin ahead of the same period last year. Sales growth and performance were supported by improved activity levels and the continued execution of our integrated solutions strategy.

Americas Materials

Sales for our Americas Materials operations were 13% ahead of the same period in 2021, driven by commercial progress across all lines of business which more than offset the impact of unfavourable weather conditions on activity levels in this seasonally less significant quarter.

Key Products in Brief

●      Aggregates: Q1 aggregates volumes were 3% behind 2021, impacted by adverse weather conditions in the Northeast, Great Lakes and West divisions; average year-to-date prices increased by 7%.

●      Asphalt: Volumes were 19% ahead as the benefit of acquisitions offset the negative impact of weather and timing of projects; average prices increased 8%.

●      Readymixed Concrete (RMC): Volumes were 6% behind as poor weather conditions in the Northeast, Great Lakes and West divisions offset the more favourable conditions in the South; average prices were 12% ahead with increases across all regions.

●      Paving and Construction Services: Sales in our paving and construction services business were 29% ahead of 2021 primarily driven by milder weather in the South division and the timing of a number of large projects in the West.

●      Cement: Volumes were in line with 2021 as strong demand in the central and southern regions was offset by weather-impacted performances in Canada and some western regions; prices were 11% ahead with good momentum in both the United States (US) and Canada.

Europe Materials

Sales for our Europe Materials operations were 11% ahead of 2021 in the first quarter aided by strong demand and milder weather in most key markets.

Key Markets in Brief

●    United Kingdom (UK) & Ireland: UK & Ireland sales were well ahead of prior year reflecting good underlying demand and milder winter conditions. In the UK, price increases were implemented across all products with volume improvements also positively impacting sales. Our businesses in Ireland had a positive start to the year with volume increases in all key products against a prior year comparative impacted by COVID-19 restrictions.

●    Europe East (Poland, Ukraine, Romania, Hungary, Slovakia and Serbia): Milder winter conditions compared to the prior year combined with robust market demand resulted in higher volumes in most markets, particularly Poland and Romania. Activity levels in Ukraine had a strong start to the year but have since been impacted by the ongoing conflict. Prices increased across all markets.

●    Europe North (Finland, Germany and Switzerland): Our Europe North businesses had a positive start to the year as milder winter weather conditions, improved activity levels and strong price increases resulted in higher sales.

●    Europe West (France, Benelux, Denmark and Spain): Sales were ahead of prior year primarily driven by France and Benelux. France benefited from solid demand, more favourable weather conditions and pricing improvements in all products while an increase in precast product sales positively impacted Benelux.

●   Asia: Sales in the Philippines were behind prior year as lower activity levels due to the upcoming presidential election were only partially offset by price improvements.

Building Products

First quarter sales were 22% ahead of the same period in 2021, reflecting continued delivery of our integrated solutions strategy, strong demand for residential construction, particularly in North America, along with continued recovery in certain non-residential segments and positive contributions from prior year acquisitions.

Key Products in Brief

●     Architectural Products: Strong demand together with good commercial management in the early months of the year resulted in sales ahead of prior year in both North America and Europe.

●     Infrastructure Products: A strong start to the year resulted in increased sales driven by improved pricing and higher activity levels in the communications, water, energy, and transportation sectors, particularly in North America. National Pipe, the recently acquired water and energy infrastructure solutions business, also contributed and performed ahead of expectations.

●     Construction Accessories: Strong demand in all regions, particularly the UK, Germany and North America drove sales ahead of prior year. Price improvements also positively impacted.

●     Building Envelope: Continued recovery in the non-residential sector and good commercial discipline resulted in sales ahead of 2021.

Capital Allocation Update

Share Buyback Programme

As announced on 17 March 2022, reflecting our strong financial position and commitment to returning cash to shareholders, the Group continued its share buyback programme with a further $0.3 billion to be completed no later than 27 June 2022 bringing the total for the six months ending 30 June 2022, to $0.6 billion.

Development Activity

The Group has spent c. $0.6 billion on 11 acquisitions in the year-to-date, the largest of which were the acquisition of Rinker Materials within Infrastructure Products, expanding our pipe and precast products offering in Texas and the acquisition of Calstone Company in Architectural Products, a leading provider of outdoor living solutions in California. On the divestment front, the Group completed c. $30 million of business and asset disposals. The divestment of our Building Envelope business for an enterprise value of $3.8 billion is expected to close in Q2 2022.

Trading Outlook

Overall, assuming normal seasonal weather patterns and absent any major dislocations in the macroeconomic environment, we expect Group sales, EBITDA and margin for the first half of the year to be ahead of 2021 (H1 2021 EBITDA: $2.0 billion). We expect the positive demand environment in North America to continue, which, in addition to the continued delivery of our integrated solutions strategy and good commercial management, should positively impact both our Americas Materials and Building Products businesses. Despite the challenges of significant energy cost volatility and the ongoing conflict in Ukraine, we expect like-for-like2 EBITDA in our Europe Materials business to be ahead of the prior year period.

CRH will report its interim results for the six months ending 30 June on Thursday, 25 August 2022.

Appendix 1

Sales change versus 2021	Americas Materials	Europe Materials	Building Products	Group
Reported Sales	+13%	+11%	+22%	+15%
Like-for-like Sales2	+9%	+18%	+12%	+13%

 2 Like-for-like movements exclude the impact of currency exchange, acquisitions and divestments.

CRH plc will host an analysts' conference call at 14:00 BST on Wednesday, 20 April 2022 to discuss the Trading Update. To join this call please dial: +353 (0) 1 506 0650, confirmation code 9145599 (further international numbers are available here). A recording of the conference call will be available on the Results & Presentations page of the CRH website.

Contact CRH at +353 1 404 1000
Albert Manifold            Chief Executive
Jim Mintern                   Finance Director
Frank Heisterkamp        Director of Capital Markets & ESG
Tom Holmes                  Head of Investor Relations

About CRH

CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is the leading building materials business in the world, employing c.77,400 people at c.3,235 operating locations in 28 countries. It is the largest building materials business in North America and Europe and also has regional positions in Asia. CRH manufactures and supplies a range of integrated building materials, products and innovative solutions which can be found throughout the built environment, from major public infrastructure projects to commercial buildings and residential structures. A Fortune 500 company, CRH is a constituent member of the FTSE 100 Index, the EURO STOXX 50 Index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH's American Depositary Shares are listed on the NYSE.

For more information visit www.crh.com

Disclaimer

In order to utilise the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the "Company"), and its subsidiaries (collectively, "CRH" or the "Group") is providing the following cautionary statement.

This document contains statements that are, or may be deemed to be forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain plans and objectives of CRH, including but not limited to the statements under: "Key Highlights", regarding the trading expectations for the first half of the year and the pipeline for further growth opportunities; the Chief Executive's quote, regarding expected first-half sales, EBITDA and margin; "Sustainability", regarding the Group's targets of reducing carbon emissions by 2030 and reaching carbon neutrality by 2050; "Share Buyback Programme", regarding the timing and amount of share buybacks; "Development Activity", regarding the anticipated closing of the divestment of the Building Envelope business; "Trading Outlook", regarding expectations for weather conditions, the macroeconomic environment,  sales volumes, EBITDA and margin, pricing and market trends, including those related to underlying demand and costs, including energy cost volatility.

These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "anticipates", "should", "could", "would", "targets", "aims", "may", "continues", "expects", "is expected to", "is likely to," "estimates", "believes", "intends," "plans," "objective," or similar expressions. These forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company's current expectations and assumptions as to such future events and circumstances that may not prove accurate.

A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, and which include, among other factors: economic and financial conditions generally in various countries and regions where we operate; the pace of growth in the overall construction and building materials sector; demand for infrastructure, residential and non-residential construction in our geographic markets; increased competition and its impact on prices; increases in energy and/or raw materials costs; adverse changes to laws and regulations; approval or allocation of funding for infrastructure programmes; adverse political developments in various countries and regions, including the ongoing geopolitical conflict in Ukraine; failure to complete or successfully integrate acquisitions; the duration of the COVID-19 pandemic, and weather conditions.  There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including risks and uncertainties relating to CRH described under "Risk Factors" of the Company's 2021 Annual Report and Form 20-F.

You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law.

The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007 (as amended).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 20 April 2022
By:___/s/Neil Colgan___
N.Colgan
Company Secretary